SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                                Amendment No.__

                              Sitestar Corporation
                      ____________________________________
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ________________________________________
                         (Title of Class of Securities)

                                   82980W101
                         _____________________________
                                 (CUSIP Number)

                             Dash Acquisitions LLC
              9701 Wilshire Blvd. #1110, Beverly Hills, CA  90212
                                 (310) 464-6364
              ___________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 18, 2007
                         _____________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)
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CUSIP NO. 959542101                                                 Page 2 of 9
          ---------


1     NAME OF REPORTING PERSON

      Jonathan Dash

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      0

8     SHARED VOTING POWER

      8,855,970

9     SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      8,855,970

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,855,970

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

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CUSIP NO.  959542101                                                 Page 3 of 9
           ---------


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      10.1%

14    TYPE OF REPORTING PERSON*

      IN

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CUSIP NO.  959542101                                                 Page 4 of 9
           ---------

1     NAME OF REPORTING PERSON

      Dash Acquisitions LLC

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (A) / /   (B) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E): / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7     SOLE VOTING POWER

      0

8     SHARED VOTING POWER

      8,855,970

9     SOLE DISPOSITIVE POWER

      0

10    SHARED DISPOSITIVE POWER

      8,855,970

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,855,970

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

CUSIP NO.  959542101                                                 Page 5 of 9
           ---------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      10.1%

14    TYPE OF REPORTING PERSON*

      IN

CUSIP NO.  959542101                                                 Page 6 of 9
           ---------

ITEM 1.     SECURITY AND ISSUER.

      Securities: Common Stock $.001 per value per shares (the "Shares") Issuer:SITESTAR CORPORATION (the "Company" or the "Issuer")
            7109 Timberlake Road
            Lynchburg, VA 24502

ITEM 2.     IDENTITY AND BACKGROUND

      Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal law securities law during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a) Dash Acquisitions LLC and Jonathan Dash ("Dash") (together the "Reporting Persons").

(b) The address and principal business office of the Reporting Persons is 9701 Wilshire Boulevard, Suite 1110, Beverly Hills, CA 90212

(c)   Dash's  firm  is  Dash  Acquisitions  LLC   whose  principal  business  is
investment advisory services.

(d) During the past five years prior to the date hereof, Dash has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During five years prior to the date hereof, Dash has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

(f)   Dash is a United States Citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As of July 18, 2007, Dash has invested $47,407.59 in the Shares of Issuer using his personal funds.

ITEM 4.     PURPOSE OF TRANSACTION

      The Reporting Persons acquired their Shares in the ordinary course of business solely for investment purposes and not for the purposes of participating in or influencing the management of the Issuer.

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CUSIP NO.  959542101                                                 Page 7 of 9
           ---------

      The Reporting Persons have had discussions from time-to-time with the Issuer's management regarding the Issuer's operating performance and various means of enhancing stockholder value over time. The Reporting Persons anticipate that they may in the future make suggestions and potentially have discussions and other communications with the Issuer's management, members of its Board of Directors and possibly other stockholders regarding the foregoing and other matters in order to enhance the value of the investment in the Issuer's Shares.

      Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Shares, changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Persons may also acquire additional shares, or sell all or part of their Shares, in open market or privately negotiated transactions. Any open market or privately negotiated purchases or sales may be made at any time without prior notice.

      Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the Shares. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      As the holder of sole voting and investment authority over the Shares owned by Dash and the Shares owned by Dash Clients in Dash Acquisitions LLC ("Client Shares"), the Dash Acquisitions LLC may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 8,855,970 Shares representing approximately 10.1% of the outstanding Shares (based upon 88,063,305 shares outstanding as of May 15, 2007, as reported on the latest 10-QSB of the Issuer).

      Dash is the president and control person of Dash Acquisitions LLC, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Dash Acquisitions LLC. Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 8,855,970 Shares representing approximately 10.1% of the outstanding Shares (based upon 88,063,305 shares outstanding as of May 15, 2007, as reported on the latest 10-QSB of the Issuer). Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information provided in Item 4 is incorporated by reference. Dash Acquisitions LLC is has entered into an agreement with the Dash Acquisitions LLC Clients ("Dash Clients"), whereby it retains voting power and dispositive power

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CUSIP NO.  959542101                                                 Page 8 of 9
           ---------

over the Dash Client Shares. Dash Clients, as of July 18, 2007, own an aggregate of 8,855,970 Shares of the Issuer which represent an aggregate amount of approximately 10.1% of the outstanding Shares (based upon 88,063,305 shares outstanding as of May 15, 2007, as reported on the latest 10-QSB of the Issuer). Dash Acquisitions LLC retains voting power and beneficiary interests in the Client Shares.

      Dash is the managing member and control person of Dash Acquisitions LLC. Thus, Dash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of the aggregate amount of 8,855,970 Shares representing approximately 10.1% of the outstanding Shares (based upon 88,063,305 shares outstanding as of May 15, 2007, as reported on the latest 10-QSB of the Issuer). Dash disclaims any economic interest or beneficial ownership of the Shares covered by this statement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Not applicable

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CUSIP NO.  959542101                                                 Page 9 of 9
           ---------

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:      July 30, 2007

                                     By: /s/ Jonathan Dash
                                         -----------------
                                         Jonathan Dash



                                     By: /s/ Jonathan Dash
                                         ----------------------
                                         Dash Acquisitions LLC